                                                                 Data Factor, LP
                                          101 Convention Center Drive, Suite 700
                                                      Las Vegas, NV   89109  USA

                            LETTER OF INTENT BETWEEN
                    DATA FACTOR, LP & ADVA INTERNATIONAL INC.

        WHEREAS, Data Factor, LP and its affiliates ("DF" or "Licensor") possess the worldwide exclusive rights to develop, market and exploit a set of algorithms, mathematical equations and the ancillary information employed in the production of software and hardware/software combinations which combine to encrypt and decrypt files created in certain Microsoft(R)software applications, as well as the creation of certain other potential encryption and security technology applications (hereinafter the "Technology");

        WHEREAS, ADVA International Inc. ("ADVA" or "Licensee"), a publicly listed company located at 454 S Anderson Road, Rock Hill, SC 29730; currently de-listed from the OTC:BB of the NASDAQ and available for trade via the grey (ie
"Pink Sheets") market, wishes to further explore the possibility of licensing the Technology from DF with the intention of marketing, sub-licensing and commercially exploiting the Technology in the security and encryption markets on a worldwide exclusive basis;

        THEREFORE, let it be known that both parties understand and agree it shall be their mutual intent that the following terms and covenants will be effected in a Technology License Agreement (the "Agreement"), pursuant upon and conditional to, the successful completion of certain milestones to be further described herein.

      I. Scope of Proposed License: If a License Agreement is determined to be in the best interests of both parties, the general terms shall be as follows:
         a.     Technology License is for the development and marketing of products for use in the encryption of data, secure network and telephony systems and any related products; for sale in retail
                (B2C), corporate (B2B) and governmental (B2G) organizations.
                Ownership of the Original Algorithms on which the Technology is based remain the sole property of the Inventor.
         b.     Licensor grants worldwide exclusive license for encryption and security end-use. Any sub-licensing of the Technology is
                possible only when sub-Licensee agrees to the pertinent terms contained in the original License.
         c.     10 year term with automatic right of renewal pursuant to
                Licensee satisfying terms & conditions of the Agreement
         d.     Buyout option from Royalty payments for Licensee may be
                available based on mutually agreed terms. Licensee shall have the right of first refusal for all bona fide third-party
                offers for the purchase of all applicable source code. Any third party sale shall not impinge on Licensee's Agreement for term thereof.
         e.     Licensor shall make all previous development work owned by DF on the Technology available to aid Licensee in development while retaining ownership and copyrights thereto.

CONFIDENTIAL                                                         Page 1 of 5

                                                                 Data Factor, LP
                                          101 Convention Center Drive, Suite 700
                                                      Las Vegas, NV   89109  USA

     II. Fixed Fees: License Payments
         a.     Non-refundable license payments totaling US$300,000 to be
                disbursed at
                i.    Milestone I: US$100,000 shall be paid upon execution of
                      the contemplated Agreement ("Agreement Date")
                ii.   Milestone II: US$100,000 payable at the earlier of six (6)
                      months from the Agreement Date or the completion of an
                      ADVA approved release version of the file encryption
                      software on the Microsoft XP(R)PC platform
                iii.  Milestone III: US$ 100,000 payable at the earlier of 15 months from the Agreement Date or completion of first sale

    III. Variable Fees: Royalty Payments
         a.     Licensee to pay to Licensor Royalty equal to 5% of gross
                quarterly sales with minimums as per III-c below.
         b.     Payment to be made quarterly within 10 business days of
                quarter close.
         c.     Minimum Payment Schedule:
                i.    Minimum of $US5K/ month in Royalty within 12 months of
                      first release of software.
                ii.   Minimum of $US10K/ month within 24 months of first release of software
                iii.  Minimum of $US15K/ month within 36 months of first release of software

     IV. Guaranteed Operating Funds (GOF) and Milestones
         a.     The Licensee shall provide a minimum guaranteed level of
                operating capital devoted to the development and marketing of the Technology for the first three (3) years. Said amount will be mutually agreed based on a Business Plan accepted by both parties in advance of, and to be included in the Agreement.
                In no case shall the amount of GOF be lower than US$1 million per year.
         b.     The Agreement shall include mutually agreed funding,
                development, marketing and sales milestones as per the agreed
                Business Plan

      V. Default/Breach of Agreement:
         a.     If GOF falls below agreed levels, or other default/breach of
                Agreement terms take place the Licensor reserves the right to cancel the Agreement in its entirety without liability.
         b.     All work to the date of a default or breach of terms,
                including original technology and modifications thereof, and all legal rights thereto, shall immediately revert to the
                Licensor.
         c.     License is non-transferable without the express written
                agreement of Licensor except in the case of a company sale of
                ADVA to a third party in which case ADVA shall ensure the
                terms of the Agreement are carried forward.

     VI. Corporate Conditions
         a.     ADVA to bring all external debt to current and maintain
                adequate reserves to avoid any collection or bankruptcy
                proceedings within six months of Agreement Date.
         b.     Any collection proceedings against the company, if unresolved within six months of occurrence, shall result in Default.

CONFIDENTIAL                                                         Page 2 of 5

                                                                 Data Factor, LP
                                          101 Convention Center Drive, Suite 700
                                                      Las Vegas, NV   89109  USA

         c.     ADVA to bring Board of Directors and committees, corporate filings, staffing and membership in compliance with all SEC and any other applicable regulations within six (6) months of
                Agreement Date
         d.     ADVA to bring all outstanding and contingent liabilities (i.e.
                debts, liens, stock option grants, tax and corporate issues, etc) to resolution within nine (9) months of the Agreement
                Date
         e.     ADVA to provide adequate staff for marketing and sales to
                achieve sales goals as agreed in the Business Plan
         f.     Within thirty (30) calendar days of the Agreement Date, the
                Board shall be expanded to include one Director of the
                Licensor's choosing, pursuant to the approval of the
                shareholders at the company's Annual Shareholder meeting. Said
                Director shall be subject to the same level of due diligence scrutiny as the existing Directors on the Board. In the case that candidate is not duly approved, the Licensor shall have the right to appoint an interim Director until such time as necessary shareholder approval is secured or the seat is
                revoked by same in the next Annual Meeting.

    VII. Equity Issues
                i.    ADVA stock must be brought back to full trading status on
                      the Nasdaq OTC:BB or a similar U.S. public bourse within
                      nine (9) months of the Agreement Date and maintain
                      continuously trading status and listing for the term of
                      the Agreement, unless ADVA is sold or taken private.
                ii.   ADVA shall grant to Licensor at each of the three
                      Milestones described in section II sub a, warrants to
                      purchase three blocks of 250,000 shares of stock at the
                      price of US$0.15, 0.45 and 1.35 respectively.

   VIII. Business Plan: In order that the decision to pursue the DF proposed opportunity may be made in an informed and timely manner, ADVA will commission the market research and authoring of a full Business Plan.
         a.     The scope of the Business Plan will be:
                i.    To determine and describe in detail the potential market
                      for the first application of file encryption software on
                      the Microsoft Windows(R)platform;
                ii.   put forth a reasonable plan of operation to achieve
                      penetration in that market;
                iii.  to describe the financial results that might be expected to result from said market share under optimal conditions;
                iv.   identify potential partners and the relationships that
                      might be expected to be implemented in both the technical
                      and market environments;
                v.    identify the Risk Factors which can be reasonably
                      determined to have potential impact on ADVA and its
                      investors in the proposed venture.
                vi.   To describe other applications which can be derived from
                      the DF encryption technology to be licensed to ADVA
                vii.  To outline the potential markets for said secondary and future applications

CONFIDENTIAL                                                         Page 3 of 5

                                                                 Data Factor, LP
                                          101 Convention Center Drive, Suite 700
                                                      Las Vegas, NV   89109  USA

         b.     Compensation & Methodology:
                i.    DF shall be retained to author the Business Plan on
                      behalf of ADVA. DF projects the project will require
                      approximately 32-35 man-days (224-245 man-hrs) to complete all market & technical research, authoring and editing of
                      a document of this nature.
                ii.   DF's current hourly rate is $125-175 per hour. As a
                      gesture of good will DF is willing to make a concession
                      and charge US$65- per hour which translates into
                      US$14,560-15,925 depending on the timeliness and volume of
                      ADVA comments and changes. All out-of-pocket expenses (ie
                      printing costs, shipping, travel, conference calls, etc)
                      will be the responsibility of ADVA and subject to its
                      prior written approval. An unreasonable amount of changes, timing problems, etc may increase the amount of hours
                      required significantly and raise the overall cost.
         c.     A retainer of US$10,000- shall be paid upon start of the project and the remaining bill will be paid on delivery of the final document.
         d.     DF will strive to provide the most current and complete
                independent market and technical research available to it in the public domain. At its discretion, DF LP may require certain commercially available market information if it believes the BP would be incomplete without such data. No such purchase will be made without prior notification and written approval of ADVA.
         c.     In undertaking the composition of said BP on behalf and at the request of ADVA, DF shall consult with and provide a maximum of three successive drafts to ADVA for review & comment prior to release.
         d.     Given ADVA's ultimate approval of the final document, DF will in no way be liable for the failure of ADVA to gain funding based on the provision of this or any other work, information or documents by Data Factor, LP. The responsibility for the success or failure to raise funds, and any effects thereof, shall sit solely with ADVA.

     IX. Timing:
         a.     This proposed Letter of Intent ("LOI") is valid until 1700 EDT on June 30, 2003 at which time, if not so agreed to in writing by the ADVA Board of Directors, the offer shall be null and void and both parties shall hold the other harmless and without liability.
         b.     If the LOI is so agreed, DF reserves the right to terminate any relationship with ADVA if the Agreement Date is not fixed on or before September 30, 2003.

      X. Release:
         a.     If ADVA, for any reason, is not able to raise sufficient funds to realize the authoring of the Business Plan by August 15,
                2003, DF reserves the right to hold this LOI null and void on all points.
         b.     Should ADVA attempt to change or alter in any material way, the proposed terms and covenants embodied in this Letter of Intent at its contemplated transferral into a Technology License
                Agreement, DF shall have the right to sever the relationship without any liability whatsoever.
         c.     Both parties agree to hold the other harmless and without
                liability if, for any reason, the Agreement is not consummated.

CONFIDENTIAL                                                         Page 4 of 5

                                                                 Data Factor, LP
                                          101 Convention Center Drive, Suite 700
                                                      Las Vegas, NV   89109  USA

     XI.  Limitation of Liability: To the maximum extent permitted by applicable law, in no event shall Data Factor, LP or ADVA International Inc., their suppliers or affiliates be held liable by the other party for any special, incidental, indirect, or consequential damages whatsoever
          (including, without limitation, damages for loss of business profits, business interruption, loss of business information, or any other pecuniary loss) arising out of the failure to provide advice, support services, documentation or products, even if the concerned party has been advised of the possibility of such damages.

HEREBY UNDERSTOOD AND AGREED:

For ADVA International Inc                   For Data Factor, LP

SIGNED:     /s/ George L. Down               SIGNED:     /s/ Anthony Mohr
Print Name:     George L. Down               Print Name:     Anthony Mohr
Title:          Director                     Title:          Partner
Date:           July 9, 2003                 Date:           July 8, 2003

SIGNED:     /s/ C. Roger Jones
Print Name:     C. Roger Jones
Title:          Director
Date:           July 9, 2003

SIGNED:     /s/ Ernst R. Verdonck
Print Name:     Ernst R. Verdonck
Title:          Chairman
Date:           June 28, 2003

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